UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Announces Growth Guidance for the Full Year 2023

GUADALAJARA, Mexico, Jan. 16, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today its guidance for the full year 2023 compared to 2022.

Traffic	6% - 8%
Aeronautical Revenue	12% - 14%
Non-aeronautical Revenue	13% - 15%
Total Revenue	12% - 14%
EBITDA	10% - 12%
EBITDA Margin	70% +- 1%
CAPEX	Ps. 10.2 billion

  Passenger traffic estimates are based on the consolidation of the routes developed to date, the increase of occupancy load factors, and airlines’ flight frequencies and seat availability, with the information currently available.

  The revenue increase is based on traffic performance, applicable passenger fees, inflation, contract terms, and current commercial agreements, as well as the development of other business lines operated directly by the Company.

  The increase in the cost of services reflects operating requirements needed to meet airport service demand, infrastructure expansion and service quality improvements, inflation, increase in minimum wages, and the hiring of additional personnel for the operations, maintenance, security, and cleaning.

  CAPEX reflects committed investments for GAP airports under the Master Development Program and investments in commercial spaces, parking lots, in addition to the hotel and mixed-use building at Guadalajara airport.

These figures are based on the Company’s current expectation of domestic and international aeronautical industry growth during 2023, as supported by GAP’s strategy of focusing on medium- and long-term business fundamentals.

These figures are estimates based on current assumptions that management believes are reasonable. Many of the factors affecting these current assumptions and the estimates on which they are based are outside of the Company’s control and are subject to change over the course of the year based on various external factors including, but not limited to, airline performance, domestic and international economic conditions, and government regulations. For a more extensive list of risk factors that could affect our business, please refer to GAP’s annual report on Form 20-F for the year ended December 31, 2021, published in April 2022.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO & Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: January 16, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer